EXHIBIT 99.1
RADVISION
[PRESS RELEASE

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION ANNOUNCES SIGNIFICANT NEW VIDEO CONFERENCING CAPABILITIES FOR APPLE IPHONE, IPAD AND GOOGLE ANDROID MOBILE DEVICES

SCOPIA Mobile V3 First to Support Video, Audio and H.239 Data Collaboration Connecting Mobile Users to the Nearly 2 Million Installed Standards-Based Video Conferencing Systems

MACAU RADVISION Asia Pacific Partner Forum and TEL AVIV, April 11, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, today announced SCOPIA Mobile V3, the first enterprise application for Apple iOS and Google Android™ devices that allows mobile users to connect with full video, audio and H.239 data collaboration to the nearly 2 million installed standards-based video conferencing and telepresence systems worldwide.  SCOPIA Mobile V3 is based on RADVISION’s BEEHD client framework for easily developing HD video-enabled applications across many platforms.

SCOPIA Mobile users will be able to fully participate in enterprise video and telepresence conferences leveraging the latest mobile devices such as the Apple iPad® 2 and iPhone® 4 along with the Android-based Motorola Xoom™, Samsung Galaxy Tab™ and HTC ThunderBolt™ extending enterprise video conferencing and telepresence to nearly anywhere someone goes with their mobile device.

SCOPIA Mobile V3 Highlights:

•	Apple iOS and Android Support – Extending the range of mobile devices supported, SCOPIA Mobile will be available on both iOS and Android operating systems.

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Simultaneous Viewing of Video and Data Collaboration – View both interactive video and data collaboration from the meeting at the same time, and fully engage in the meeting as if you were attending locally on a video conferencing room system.

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HD Video Conferencing – Participate in standards-based video conferences with two-way video capabilities including receiving video in HD.  When connected to RADVISION’s SCOPIA Elite MCU, telepresence systems from Cisco/Tandberg, Logitech/LifeSize and Polycom are seen in a special video layout where multiple telepresence video streams are combined into a single panoramic image.

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Mobile Broadband and Wi-Fi Capable – Video conferencing is available when connected through either mobile broadband or Wi-Fi networks, allowing communication from almost anywhere and making it a highly effective tool for business travelers.  When 4G networking is available, SCOPIA Mobile will utilize the additional bandwidth providing even higher quality video communications.

•	One Click to Join – Easily join video conferences directly from clicking an email link or through the calendar on your mobile device enabled by RADVISION’s advanced enterprise integration.

SCOPIA Mobile V3 also includes the following features from previous releases:

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Data Collaboration with Review – View presentations, spreadsheets, documents and images shared in a video conference with H.239 interoperable data collaboration.  Participants can also review previously shared materials.

•	Easily Invite Other Participants to a Meeting – Access a company directory to invite any attendee. Also invite guest phones or video conferencing systems by their number or address.

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Moderate Meetings – Mute noisy participants, stop the camera of a remote attendee or simply disconnect unwanted participants.  Change the video layout and even rearrange the participants in the layout through the simple Multi-Touch™ enabled interface.

•	Control Meetings – Start or pause recording, start or stop streaming, lock a conference and terminate individual participants or the entire meeting.

•	Conference Administration – View participant statistics such as audio and video codecs in use, resolution, network speed and loss to assist in basic troubleshooting.

RADVISION’s new SCOPIA Mobile V3 is being demonstrated on the latest mobile devices at its annual Asia Pacific Partner Forum in Macau from April 11th to the 13th.  The Partner Forum is an exclusive gathering where RADVISION partners learn and experience RADVISION’s innovative SCOPIA video conferencing solutions, meet industry experts and discuss strategies on growing their business.

“SCOPIA Mobile is a great example of RADVISION’s innovation in making it easy to communicate with business colleagues in our highly mobile workplace,” said Mr. Peinuan Wang, General Manager, Commercial Strategic Business Unit for Digital China.  “I am proud to be a RADVISION partner and to introduce SCOPIA Mobile to our customers and channels.  The new SCOPIA Mobile along with RADVISION’s complete SCOPIA product portfolio will help us further penetrate the market and deliver the solutions our customers are asking for.”  Digital China is a leading integrated IT service provider with approximately 9,700 employees operating in 19 branches and over 10,000 channel partners throughout China.

“Mobile devices are quickly supplementing the desktop systems of the past,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION.  “The development of SCOPIA Mobile takes significant advantage of the extensive experience we have through many years of creating solutions for remote and mobile users with RADVISION’s award winning SCOPIA Desktop and Developer Solutions.”

The current version of SCOPIA Mobile for the iPad, iPhone and iPod touch® allowing users to participate in video conferences with standards-based audio and H.239 data collaboration is a free application available today through the Apple App Store.  SCOPIA Mobile V3 is planned for Second Half 2011 availability.

All product and company names herein may be trademarks of their registered owners.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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